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                     February 5, 2024

       Jian Zhang
       Chief Executive Officer
       Distoken Acquisition Corp
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, China

                                                        Re: Distoken
Acquisition Corp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-41622

       Dear Jian Zhang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction